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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
                    Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                       (Amendment No. 4 - Final Amendment)
                                   ----------
                                U.S. Foodservice
                            (Name of Subject Company)
                                   ----------
                      Koninklijke Ahold N.V. (Royal Ahold)
                             Snow Acquisition, Inc.
                            (Names of Filing Persons)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    90331R101
                      (CUSIP Number of Class of Securities)
                                   ----------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                   ----------
                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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

     This Amendment No. 4 amends and  supplements  the Tender Offer Statement on
Schedule TO filed on March 13, 2000, as amended, relating to the offer by Snow Acquisition, Inc. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Parent"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of U.S. Foodservice (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999 and amended as of March 6, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (such common stock and preferred stock purchase rights are referred to herein together as the "Common Stock"), at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 11. Additional Information.

     Item 11 is amended by adding at the end thereof the following:

          "On April 11, 2000, the Purchaser accepted for purchase, pursuant to the Offer, 100,400,644.68 shares of Common Stock at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2000                       KONINKLIJKE AHOLD N.V.

                                             By: /s/ Robert G. Tobin
                                                --------------------------------
                                                Name:   Robert G. Tobin
                                                Title:  Executive Vice President


Dated:  April 11, 2000                       SNOW ACQUISITION, INC.

                                             By: /s/ Robert G. Tobin
                                                --------------------------------
                                             Name:   Robert G. Tobin
                                             Title: President